May 2, 2012

Dear Fellow Wal-Mart Shareowner:

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote AGAINST Wal-Mart directors Michael T. Duke, H. Lee Scott Jr., Arne M. Sorenson, S. Robson Walton and Christopher J. Williams at the company’s annual shareowner meeting on June 1, 2012 in Fayetteville, Arkansas.

The NYC Funds are long-term Wal-Mart shareowners, with 5.6 million shares.  We are taking this extraordinary step in light of the recently reported cover-up in 2005 and 2006 of alleged widespread bribery in Mexico – which occurred at the same time the audit committee was stonewalling repeated shareowner demands for a comprehensive, independent compliance review – as well as our more general concerns with the board’s independence.  Specifically, we believe:

•	directors Duke and Scott failed to act in shareowners’ best interests when confronted with credible allegations of widespread bribery;

•	director Williams bears responsibility for the audit committee’s failure to ensure adequate internal compliance controls in 2005 and 2006, notwithstanding repeated shareowner concerns;

•	director Sorenson, who joined the board in 2008, is not independent given his role as CEO of Marriott International, which has a multi-million dollar vendor relationship with Wal-Mart; and

•	director S.R. Walton, whose 49.5% ownership effectively guarantees his re-election and that of his fellow directors, is the affiliated chair of a board that is not at least two-thirds independent.

In addition, we believe it is inappropriate for the audit committee to oversee the independent investigation belatedly launched in December 2011.  We do not consider audit committee director Sorenson to be independent, while the investigation involves matters for which committee chair Williams may have been ultimately responsible, given his role on the committee at the time.

Background: Reported cover-up underscores shareowners’ longstanding compliance concerns

The recent New York Times (4/22/12) report that Wal-Mart quashed an independent investigation into allegations that its executives systematically bribed Mexican officials from 2002 to 2005 suggests a disturbing disregard for legal and ethical compliance at the highest levels of the corporation.  If the allegations are true, the company not only violated the Foreign Corrupt Practices Act (FCPA), but may also have broken federal securities and other laws, possibly including criminal statutes.

It remains unclear whether Wal-Mart’s non-executive directors were informed by management of the bribery allegations or had knowledge of, or approved, decisions to reject the independent investigation recommended by outside counsel that had extensive expertise in the FCPA.  What is clear is that:

1.	Wal-Mart’s failure to pursue a timely, independent investigation in 2005 has potentially exposed the corporation and its shareowners to even more serious financial and reputational harm.

2.	Two current inside directors, CEO Michael Duke and former CEO H. Lee Scott, were aware of the allegations and, in Mr. Scott’s case, took steps to shut down a thorough independent investigation.

3.
The audit committee failed to ensure adequate internal controls with respect to Wal-Mart’s legal and regulatory compliance, as evidenced by the company’s failure to respond appropriately when the bribery allegations surfaced in 2005. If the underlying bribery allegations are true, the company’s failure to detect the fraudulent accounting used to hide substantial illegal payments over several years would reflect weak internal controls over financial reporting as well.

The audit committee’s failure with respect to legal and regulatory compliance is especially troubling given that, in three separate letters between May 2005 and May 2006, then-NYC Comptroller William C. Thompson, Jr., joined by other institutional shareowners, requested that Wal-Mart’s audit committee retain independent counsel to conduct a comprehensive review of Wal-Mart’s legal and regulatory controls and issue a report to shareowners with findings and recommendations.  I encourage you to review the letters and the audit committee chair’s response, all of which we have now made available at http://comptroller.nyc.gov/press/walmart.html.

The shareowners, who were unaware of the concurrent bribery allegations that have recently come to light, specifically expressed “serious concerns about reports of legal and regulatory non-compliance at Wal-Mart.”  The Comptroller’s Office and allied shareowners discussed these concerns with two audit committee directors, including current audit committee chair Christopher J. Williams, in a meeting at the Comptroller’s Office on September 14, 2005.

Following the meeting, the NYC Funds and other shareowners reiterated the request for an independent review in a letter dated November 30, 2005; the letter specifically cited “a cavalier attitude toward legal compliance at the highest levels of management” and included a three-page addendum with very specific questions regarding compliance systems, whistleblower policies and protections, and procedures for addressing allegations of wrongdoing, among other policies.  Although unknown to shareowners at the time, only weeks earlier Wal-Mart executives had inexplicably rejected an independent investigation of alleged bribery of Mexican officials and instead launched a limited, internal inquiry, according to the New York Times.

Conclusion
For the reasons stated in this letter, I urge you to vote against the five Wal-Mart directors named above.  At present, the NYC Funds lack sufficient information to cast an informed vote on five additional nominees who have been on the board since at least 2005. Unless information becomes available clarifying whether or not these additional directors had knowledge of the bribery allegations and aborted independent investigation, the Funds intend to abstain on their election.

Please don’t hesitate to contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517, for additional information.

Sincerely,

John C. Liu